Pricing Supplement No Euro D214    Dated 11/21/97         Rule 424(b)(3)
(To Prospectus dated April 5, 1996 and                  File No. 333-01807
Prospectus Supplement dated April 5, 1996)
				This Pricing Supplement consists of 5 page(s)
SALOMON INC
Medium-Term Notes, Series D
(Bearer Notes)
Due More Than Nine Months from Date of Issue
Principal Amount or Face Amount:  USD 10,000,000
Issue Price:     100.00%
Proceeds to Company on original issuance:  USD 9,995,000
Commission or Discount on original issuance:  USD 5,000
Salomon Brothers International Limited's capacity on original issuance:
       |X|  As agent      | |  As principal
    If as principal
       | |  The Bearer Notes are being offered at varying prices related
	    to prevailing market prices at the time of resale.
       | |  The Bearer Notes are being offered at a fixed initial public
	    offering price of  % of Principal Amount or Face Amount.
Original Issue Date:  11/24/97
Stated Maturity:  11/24/98
Specified Currency:  USD
    (If other than U.S. Dollars)
Authorized Denominations:   10,000
    (If other than as set forth in the Prospectus Supplement)
Interest Payment Dates: 24th of every Feb., May, Aug., & Nov. First
			coupon commencing 2/24/98.
    Accrue to Pay:  | | Yes  |X| No
Indexed Principal Note:   | |  Yes (See Attached)   |X|  No
Type of Interest on Note: | | Fixed Rate   | | Floating Rate   |X| Indexed Rate
								 (See Attached)
Interest Rate (Fixed Rate Notes):
Initial Interest Rate (Floating Rate Notes):  See attached
      Base Rate: | | CD Rate | | Commercial Paper Rate  | | Federal Funds Rate
	   | | LIBOR Telerate   | | LIBOR Reuters | | Treasury Rate
	   | | Treasury Rate Constant Maturity    |X| Other (See Attached)
Calculation Agent (If other than Citibank):   | | Salomon Brothers
					      |X| Other  (See Attached)
Computation of Interest:  |X| 30 over 360       | | Actual over Actual
			  | | Actual over 360   | | Other (See Attached)
    (If other than as set forth in the Prospectus Supplement)
Interest Reset Dates:  See attached
Rate Determination Dates:  See attached
    (If other than as set forth in the Prospectus Supplement)
Index Maturity:  N.A.
Spread (+/-):    N.A.
Spread Multiplier: N.A.
Change in Spread, Spread Multiplier or Fixed Interest Rate prior to
    Stated Maturity:   | | Yes (See Attached)  |X| No
Maximum Interest Rate:  N.A.
Minimimum Interest Rate:  N.A.
Amortizing Note:   | |  Yes  (See Attached)   |X|  No
Optional Redemption:   |X|  Yes   | |  No
   Optional Redemption Dates: 24th of every Feb., May, & Aug. 1998.
   Redemption Prices:
   Redemption: |X| In whole only and not in part | | May be in whole or in part
Optional Repayment:       | |  Yes     |X|  No
	Optional Repayment Dates:
	Optional Repayment Prices:
Discount Note:   | |  Yes   |X|  No
	Total Amount of OID:
	Yield to Maturity:
Listed on Luxembourg Stock Exchange:  |X| Yes     | | No
Common Code: 8234272
ISIN:   XS0082342725
Cusip:  99312F9A1

Pricing Supplement No. Euro D214

Supplement dated November 21, 1997
(to Prospectus Supplement dated April 5, 1996, to Prospectus dated April 5, 1996)

		     DESCRIPTION OF THE NOTES

General

	   The following description of the particular terms of the Bearer Notes offered hereby (the "FX Notes") supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the Bearer Notes set forth in the accompanying Prospectus Supplement, to which description reference is hereby made.

	   "Business Day" with respect to the FX Notes means any day, other than a Saturday or Sunday, that is not a day on which banking institutions are authorized or required by law or regulation to be closed in (i) New York, New York, in the United
States, (ii) London, England or (iii) Madrid, Spain.

	   The Calculation Agent will be Salomon Brothers International Limited, which is a wholly-owned subsidiary of Salomon Inc (the "Company"). Neither the Calculation Agent nor the Company will have any responsibility for errors or omissions in making calculations or determinations in respect of the FX Notes. The Calculation Agent shall not be an agent of the Holders of the FX Notes, and its calculations and determinations in respect of the FX Notes shall (except in the case of manifest error) be final and binding on the Company and such Holders.

	   On September 24, 1997, Salomon Inc and Travelers Group Inc. ("Travelers Group") announced that they had entered into an Agreement and Plan of Merger dated as of September 24, 1997, pursuant to which a newly-formed, wholly owned subsidiary of Travelers Group will merge with and into Salomon Inc, which will become a wholly owned subsidiary of Travelers Group and be renamed Salomon Smith Barney Holdings Inc. Immediately thereafter, it is anticipated that Smith Barney Holdings Inc., another wholly owned subsidiary of Travelers Group, will be merged with and into the Company. It is currently anticipate that each of these transactions will be consummated on or about November 28, 1997.

Risk Factors

	   The FX Notes are Indexed Notes (as described in the accompanying Prospectus Supplement).

	   The amount of interest that a Holder will receive in respect of the FX Notes on any Interest Payment Date with respect to the Interest Period ending on the day prior to such Interest Payment Date will be determined by reference to the exchange rate between the U.S. Dollar and the Spanish Peseta on the second Business Day prior to such Interest Payment Date, as described below under "Interest". As described more fully below under "Indexed Interest", if the applicable exchange rate for any such Interest Period is greater than 146.75 Spanish Pesetas per 1 U.S. Dollar, the amount of interest payable in respect of the FX Notes for such Interest Period shall be less than the nominal interest rate of 5.10% per annum. Holders of the FX Notes should be prepared to earn less than the nominal interest rate of 5.10% on their principal.

	   The FX Notes are subject to redemption at the option of the Company on any of the Interest Payment Dates occurring on February 24, May 24, or August 24, 1998. The amount that a Holder will receive in respect of principal on the FX Notes at Maturity or upon Optional Redemption by the Company will be determined by reference to the exchange rate between the U.S. Dollar and the Spanish Peseta on the second Business Day prior to Maturity or the Optional Redemption Date, as the case may be, as described below under "Indexed Principal" and "Redemption". As described more fully below under "Indexed Principal", if the applicable exchange rate at Maturity or any Optional Redemption Date is greater than 146.75 Spanish Pesetas per one U.S. Dollar, the amount payable in respect of principal on any FX Note shall be less than the Face Amount of such FX Note (as stated on the cover of this Pricing Supplement). Holders of the FX Notes should be prepared to receive less than the face amount of their Notes at Maturity or upon Optional Redemption by the Company.

Redemption

	   The Company may exercise its right of Optional Redemption with respect to the FX Notes, in whole, but not in part, on any of the Interest Payment Dates occurring on February 24, May 24, or August 24, 1998 (each such date an "Optional Redemption Date"), by notifying the Trustee of its exercise of such option at least 3 Business Days prior to the Optional Redemption Date. Immediately upon receipt of such notice, the Trustee shall (i) mail notice of such redemption, first class, postage prepaid or (ii) telefax notice of such redemption, to the Depositary's nominee, as sole Holder of the FX Notes under the Indenture. The Depositary will distribute any such notice to the owners of beneficial interests in the FX Notes in accordance with its regular practice.

Indexed Interest

	   The amount of interest payable in respect of each FX Note on each of the Interest Payment Dates (including the date of Stated Maturity), with respect to the Interest Period ending on the previous day, shall be an amount equal to the product of (i) the Face Amount of the FX Note, (ii) a nominal interest rate of 5.10% per annum

(calculated on the basis of a 360-day year of twelve 30-day months) and (iii) a fraction having (x) a numerator equal to
146.75 and (y) a denominator equal to the "FX Rate" (as defined below) with respect to such Interest Payment Date.

Indexed Principal

	   The amount of principal payable in respect of each FX Note at Maturity (or, in the event of Optional Redemption by the Company, on the relevant Optional Redemption Date) will be an amount equal to the product of (i) the Face Amount of the FX Note and (ii) a fraction having (x) a numerator equal to 146.75 and
(y) a denominator equal to the FX Rate (as defined below) with respect to the date of Maturity (or the Optional Redemption Date, as the case may be).

FX Rate

	   The FX Rate, with respect to any Interest Payment Date, Optional Redemption Date or Maturity, means the number of Spanish Pesetas (calculated to two decimal places) required to purchase one U.S. dollar, as determined by the Calculation Agent by calculating the arithmetic mean (rounded to two decimal places) of the bid and offer spot exchange rate between the Spanish Peseta and the U.S. Dollar, as displayed on Reuters screen "FXFY", row "11:00" (or any successor row and page thereto) at 11:00 a.m. (London time) on the second Business Day preceding the relevant date for which the rate is to be determined.

	   The following table sets forth, for the hypothetical FX Rates indicated, (i) the rate of interest that would be payable on the Face Amount of the FX Notes for the related Interest Period and (ii) the amount of principal that would be payable at Maturity or Optional Redemption for $1,000 Face Amount of the FX Notes. The information presented below is furnished solely for purposes of illustration, and no representation is made that any actual FX Rate will be equal to, or less than, or greater than, any of the hypothetical FX Rates indicated.

			  Interest Rate for
		     relevant Interest Period  Principal Payable per $1,000
    Hypothetical    (per annum, calculated on    Face Amount at Maturity or
     FX Rate              30/360 basis)             Optional Redemption

 --------------------------------------------------------------------------
     120.00                  6.24%                      $1,222.92
     125.00                  5.99%                      $1,174.00
     130.00                  5.76%                      $1,128.85
     135.00                  5.54%                      $1,087.04
     140.00                  5.35%                      $1,048.21
     146.75                  5.10%                      $1,000.00
     150.00                  4.99%                        $978.33
     155.00                  4.83%                        $946.77
     160.00                  4.68%                        $917.19
     165.00                  4.54%                        $889.39
     170.00                  4.40%                        $863.24
     175.00                  4.28%                        $83.857

	   The table above shows that both the interest and the principal return on the FX Notes will vary as the FX Rate varies. In particular, the return on the FX Notes will decline as the Spanish Peseta depreciates in value against the U.S. dollar and will increase as the Spanish Peseta appreciates in value against the U.S. dollar.

	   If the Spanish Peseta should depreciate in value against the U.S. dollar such that the FX Rate is greater than
146.75 with respect to any Optional Redemption Date or Maturity, the amount of principal payable to the Holder of the FX Notes upon any such Optional Redemption Date or Maturity would be less than the Face Amount of the FX Notes. In addition, if the FX Rate with respect with any Interest Payment Date, including the Interest Payment Date that coincides with Stated Maturity, is greater than 146.75, the rate of interest payable with respect to the Interest Period ending on the day preceding such Interest Payment Date, would be less than the nominal interest rate of 5.10% per annum.

		  DESCRIPTION OF SPANISH PESETAS

	   The Peseta is the national currency of Spain. Spanish bank notes are issued by The Bank of Spain, which is the country's central bank and sole bank of issue. On November 20, 1997, the noon buying rate for cable transfers in New York City payable in Pesetas, as reported by the Federal Reserve Bank of New York, was ESP 146.50 = $1.00.

	   The exchange rate between the Peseta and the U.S. Dollar is at any moment a result of the supply of and the demand for the two currencies, and changes in the rate result over time from the interaction of many factors directly or indirectly affecting economic conditions in Spain and in the United States, including economic and political developments in other countries. Of particular importance are rates of inflation, interest rate levels, the balance of payments (both on capital and current account) and the extent of governmental surpluses or deficits in Spain and in the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of Spain, the United States and other countries important to international trade and finance. In recent years, rates of exchange between the U.S. Dollar and the Spanish
 Peseta have been highly volatile.